Exhibit 99.1

Jaguar Mining to Appoint Douglas Willock as CFO Following the Resignation of James Roller

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Dec. 14, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (TSX: JAG) (NYSE: JAG) today announced that Douglas Willock will be appointed as the Company's Chief Financial Officer in January 2013 following the resignation of James Roller who is leaving the Company to pursue other opportunities.  Mr. Willock, who was born in Brazil, has over 30 years of experience in corporate finance with leading Canadian and international investment banks, as well as managing junior resource companies. Most recently he served as President and Chief Executive Officer and as a Director of Polar Star Mining Corporation and is currently a Director and Chair of the Audit Committee for Orestone Mining Corp. Mr. Willock holds a Master of Business Administration degree with a major in finance from the Richard Ivey School of Business, Western University and a Bachelor of Arts (History) degree from the University of British Columbia. He attended the Beijing Language Institute on a joint Government of Canada and China scholarship from 1976 to 1977.

Commenting on Mr. Willock's appointment, David Petroff, Jaguar's President and CEO stated, "We are very pleased and fortunate to have Doug step in to fill this important role at this critical time for Jaguar.  In addition to his extensive knowledge, experience and relationships in corporate finance, Doug brings to the Company a 'can do' attitude and leadership style that I am certain will be highly valuable to our organization.  We welcome him to the Company and to the management team."

"We also want to express our thanks to Jim for his many valuable contributions to Jaguar," Petroff said.  "He has been a key member of the management team for many years and played an important role in the Company's growth and expansion.  His leadership and constancy will be missed. We wish Jim the very best in his future endeavors."

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Contacts

Investors and Analysts:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Media:

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 09:10e 14-DEC-12